

July 24, 2024

Pierre R. Breber
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

> **Re: Chevron Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 26, 2024**
> **File No. 001-00368**

Dear Pierre R. Breber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 15. Exhibit and Financial Statement Schedules
Notes to the Consolidated Financial Statements
Note 24. Other Contingencies and Commitments, page 97

1.   We note in the fourth quarter 2023, you recognized an after-tax loss of $1.9 billion related to abandonment and decommissioning obligations from previously sold oil and gas production assets in the U.S. Gulf of Mexico, as companies that purchased these assets have filed for protection under Chapter 11 of the U.S. Bankruptcy Code. You disclose it is now probable and estimable that a portion of these obligations will revert to the company and the cash outlays for these abandonment and decommissioning obligations are expected to take place over the next decade. Please address the following:

   • Explain, in reasonable detail, the facts that resulted in the determination a $1.9 billion loss should be recorded in the fourth quarter 2023. Your explanation should address the assets that were sold, dates of each sale, and events that occurred between the time of sale and when it was determined an accrual should be recorded related to the abandonment and decommissioning obligations from the previously sold assets. Address any terms of your contractual agreements or requirements by government authorities which resulted in a portion of these obligations reverting to the company subsequent to the sale.

- Tell us how you considered the application of ASC 450-20-50, Item 103 of Regulation S-K, Item 105 of Regulation S-K and Item 303 of Regulation S-K to those facts in the periods prior to the fourth quarter of 2023. As part of your response, address the requirement to describe any known trends, events or uncertainties that are reasonably likely to have a material impact on your liquidity, capital resources or results of operations.

- From your disclosure, it appears you have not previously accrued expenses related to these obligations. Tell us how you considered FASB ASC 410-20 and ASC 450-20-25 when determining a liability related to these obligations was not necessary in the periods prior to the fourth quarter 2023.

- Provide your assessment for each period subsequent to the sale of the assets addressing whether there was a reasonable possibility of an exposure to loss in excess of the amount accrued and what the additional loss or range of loss might be. Please tell us how you considered the disclosure requirements of FASB ASC 450-20-50-1 through 50-4 and FASB ASC 275-10-50-6 through 50-15.

- Tell us, in reasonable detail, the amounts expected to be recorded in future years related to the expected cash outlays for these abandonment and decommissioning obligations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Myra Moosariparambil at 202-551-3796 or Kimberly Calder at 202-551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation